Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of November 21, 2019by and between SRC-NI Holdings, LLC, a Delaware limited liability company, Brian Kabot, Juan Manuel Quiroga and Edward K. Freedman (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of Stable Road Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated November 21, 2019, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: November 21, 2019	SRC-NI HOLDINGS, LLC

	By:	/s/ Brian Kabot
Name: Brian Kabot
Title: Managing Member

Date: November 21, 2019	/s/ Brian Kabot
Brian Kabot

Date: November 21, 2019	/s/ Juan Manuel Quiroga
Juan Manuel Quiroga
Date: November 21, 2019	/s/ Edward K. Freedman
Edward K. Freedman